Exhibit 1

Media Relations Jorge Pérez +52(81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza +52(81) 8888-4576 alfredo.garza@cemex.com	Analyst and Investor Relations Fabián Orta +52(81) 8888-4139 fabian.orta@cemex.com

CEMEX FILES ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2020

MONTERREY, MEXICO. APRIL 23, 2021 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has filed its annual report for the fiscal year ended December 31, 2020 on Form 20-F with the United States Securities and Exchange Commission (the “SEC”).

The annual report on Form 20-F is available on CEMEX’s website via the following link: www.cemex.com/en/20FReport2020 and is also available on the SEC website at http://www.sec.gov. CEMEX will provide a hard copy of its annual report on Form 20-F, including audited financial statements, free of charge to its shareholders and ADS holders upon request. Requests should be directed to CEMEX Investor Relations at +1(212) 317-6011 or ir@cemex.com.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information on CEMEX, please visit: www.cemex.com.